SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934



                          For the month of January 2006


                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1

                                61346 Bad Homburg

                                     Germany

                    (Address of principal executive offices)



       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F    [X]             Form 40-F   [ ]



       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]



       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]



       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes  [ ]                     No  [X]



       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         Effective January 1, 2006, National Medical Care, Inc. ("NMC"), a wholly-owned subsidiary of Fresenius Medical Care AG (the "Company") entered into an Agreement (the "Agreement") with Amgen, Inc. ("Amgen") for the purchase of Epoetin alfa ("EPOGEN") and Darbepoetin alfa ("Aranesp" and together with EPOGEN, the "Products"). The Agreement provides for discounted pricing for the Products purchased by NMC and its affiliates. The Agreement commences January 1, 2006 and expires December 31, 2007.

        This Report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration No. 333-128899) filed October 7, 2005 by the Company and shall be part thereof and the prospectus included therein from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE: January 3, 2006




                                    FRESENIUS MEDICAL CARE
                                    AKTIENGESELLSCHAFT



                                    By: /s/ DR. BEN LIPPS
                                        ----------------------------------------
                                        Name:  Dr. Ben Lipps
                                        Title: Chief Executive Officer and
                                               Chairman of the Management Board



                                    By: /s/ LAWRENCE A. ROSEN
                                        ----------------------------------------
                                        Name:  Lawrence A. Rosen
                                        Title: Chief Financial Officer